Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Three Months Ended September 30,		Fiscal Year Ended June 30,
	2010	2009	2010	2009	2008	2007	2006
EARNINGS
Income from continuing operations before income taxes and noncontrolling interests	$336,364	$114,029	$754,817	$683,083	$1,334,571	$1,166,463	$901,490
Adjustments:
Interest on indebtedness, exclusive of interest capitalized and interest on ESOP loan guarantee	24,036	24,989	101,173	109,911	96,572	80,053	71,100
Amortization of deferred loan costs	597	734	2,426	2,143	1,793	1,511	1,888
Portion of rents representative of interest factor	10,299	10,460	41,194	41,839	35,378	29,000	25,609
(Income) loss of equity investees	(85)	(73)	6,757	(1,529)	2,596	1,059	(161)
Amortization of previously capitalized interest	64	65	259	262	278	282	304

Income as adjusted	$371,275	$150,204	$906,626	$835,709	$1,471,188	$1,278,368	$1,000,230

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized and interest on ESOP loan guarantee	$24,036	$24,989	$101,173	$109,911	$96,572	$80,053	$71,100
Capitalized interest						436	178
Amortization of deferred loan costs	597	734	2,426	2,143	1,793	1,511	1,888
Portion of rents representative of interest factor	10,299	10,460	41,194	41,839	35,378	29,000	25,609

Fixed charges	$34,932	$36,183	$144,793	$153,893	$133,743	$111,000	$98,775

RATIO OF EARNINGS TO FIXED CHARGES	10.63x	4.15x	6.26x	5.43x	11.00x	11.52x	10.13x